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NEWS RELEASE

Lundin Mining Announces Third Quarter 2007 Operating Results

October 18, 2007, (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to provide the following third quarter 2007 operating results.

João Carrêlo, Executive Vice President and COO of Lundin Mining, commented "The Company continues to register strong levels of production in spite of winding down activities at Storliden and carrying out substantial planned maintenance shutdowns at two of our main producing operations during the quarter. The maintenance and substitution work undertaken will enable us to achieve higher levels of productivity and further mitigate risk associated with critical equipment in our production processes. I am also pleased to announce that both the SIPTU and TEEU unions at Galmoy have reached an agreement with the management. The agreement is expected to enable production rates at the operation to return to higher levels. As predicted in the second quarter 2007, zinc ore head grades increased considerably at Neves-Corvo, Zinkgruvan and Galmoy during the period."

The following information is provided as if the companies (Lundin Mining Corporation, EuroZinc Mining Corporation and Rio Narcea Gold Mines Ltd - Aguablanca) had operated on a combined basis since the first period presented.

Highlights and Significant Items, Third quarter 2007

  Operations mined and processed more than 1.4 million tonnes of ore, which represents an increase of 10.9% and 2.8%, respectively when compared with the third quarter 2006

  Produced 22,700 tonnes of copper metal contained in concentrate

  Produced 36,400 tonnes of zinc metal contained in concentrate

  Produced 9,900 tonnes of lead metal contained in concentrate

  Produced 1,580 tonnes of nickel metal contained in concentrate

  Produced 626,000 ounces of silver contained in concentrate

  Historically the highest throughput in one quarter processed at the Neves Corvo mine

  Zinc ore head grades increased significantly at Neves-Corvo, Zinkgruvan and Galmoy compared with second quarter grades

  Silver production is up against the third quarter of 2006, and year to date production reflects an increase of 6.8% when compared to the same period in 2006

  Closure of the Storliden mine is planned to take place at the end of the first quarter 2008

  The SIPTU and TEEU unions at Galmoy have reached an agreement with the management

Lundin Mining Corporation
News Release

Mine Operations Highlights, Third Quarter 2007

Neves-Corvo

  A total of 640,612 tonnes were mined in the third quarter, an increase of 107,552 tonnes or 20% over the same period in 2006. This result includes a full mine maintenance and refurbishment shutdown of 11 days which was completed in July 2007. The increased extraction and throughput rates were achieved through productivity gains that have been realised at the mine.

  Production of copper metal in concentrate for the third quarter 2007 was 20,585 tonnes which is 11% higher compared with the same period in 2006.

  Production of contained zinc was 5,904 tonnes for the third quarter or 96% greater than for the same period in 2006 with the zinc plant operating as planned.

  Construction of the second copper grinding and flotation line was completed in September, which can treat copper slag or copper ores at a rate of up to 100tph. The new circuit will be commissioned during October using copper slag on a toll basis for the Atlantic Copper smelter in Spain.

  The operation is well positioned to further improve its performance of the third quarter and increase its metal production through higher head grades and recovery efficiencies.

Zinkgruvan

  A total of 174,214 tonnes of run of mine ore were mined during the third quarter 2007, which represents a 4.8% decrease over the same period in 2006. The decrease in throughput is primarily due to lower mining rates in two stoping sections that were restricted by an increase in oversize and premature closure of blast holes.

  Notwithstanding the short-term affect on production, the two-week planned maintenance program in July was executed successfully and included the substitution of the hoist-skip, upper hoist ropes, and the crusher-plates on the 800 meter-level in the mine. A breakdown of the hoist motor in early October disrupted production for four days.

  The zinc ore grade improved during the third quarter compared with the second quarter thanks to production from Nygruvan 950 stope 260, which is richer in zinc than the average for the mine.

  Zinkgruvan is set, in the fourth quarter, to improve upon the third quarter run of mine ore throughput and the zinc ore grade is expected to exceed the year to date average.

Galmoy

  Ore mined during the third quarter 2007 was 111,226 tonnes compared with 157,263 tonnes in the same period in 2006. The decrease was primarily due to a protracted wage increase negotiation with two unions and stope scheduling challenges generated by back fill volume shortfalls and setting delays. The former was recently resolved and management would expect normal production levels to resume. A technical solution is being sought to accelerate backfill setting times and thus re-establish optimum stoping sequences.

  The operation milled 104,709 tonnes of ore during the third quarter 2007 compared with 154,625 tonnes in the same period in 2006. The shortfall is due to the lower than planned output from the mine, and industrial action at the concentrate trucking firm which caused unplanned mill downtime as the concentrate load-out bays were not being cleared. Zinc recovery at 82% was slightly lower than the corresponding quarter in 2006. Lead recovery at 77% was significantly higher than in the same period in 2006, derived from lead circuit improvements reported in the last quarter.

  The zinc head grade continued to rise, with 13.8% reported compared to 13.0% from the corresponding quarter in the previous year. Ore throughput is expected to increase during the fourth quarter of 2007.

Lundin Mining Corporation
News Release

Aguablanca

  Ore mined during the third quarter 2007 was 438,012 tonnes or 37% higher than ore mined during the same period in 2006. The increase is due to the significant improvement in treatment plant feed rate, which constrained mine production during 2006. Waste extracted during the third quarter 2007 was 3.04 million tonnes or 58% higher than waste extracted during the same period in 2006. However, year to date waste removal is 464,000 m3 behind schedule and a concerted effort is being made together with the mining contractor to recover the shortfall.

  The increased ore production is largely due to higher plant availability, which in turn can be attributed to the implementation of a preventive maintenance plan and the optimization of the crushing area of the plant. Nickel and copper recoveries for the third quarter 2007 were 77% and 92%, respectively, which is higher than in the same quarter of 2006, mainly due to an optimization of the flotation process. Nickel concentrate grade for the third quarter of 2007 was 7.1% compared with 6.4% in the same period in 2006.

  Nickel and copper production during the third quarter of 2007 were 1,579 tonnes and 1,519 tonnes, respectively, or 2.4% higher and 10.4% lower, respectively, than in the same period 2006. Improvements in both ore processing and metal recoveries partially compensated for lower ore feed grades.

  Management expects to increase third quarter nickel production levels in the fourth quarter with higher ore grades estimated in the forthcoming planned mining sequence.

Storliden

  Closure of the Storliden mine is planned for to take place at the end of the first quarter 2008.

  An additional 50,000 tonnes of ore has been identified outside the delineated reserve in the Lower West and Upper East areas of the mine.

  Ore mined during the third quarter of 2007 was 53,365 tonnes as compared with 85,400 tonnes in the third quarter of 2006.

  A total of 56,193 tonnes of ore was milled during the third quarter, which represents a drop of 48% compared with the same period in the previous year while the year to date comparison indicates a reduction of 27%. However, the mill ore throughput is substantially higher than anticipated year to date.

  As the operation draws nearer to closure, copper and zinc grades as well as ore throughputs are expected to drop.

Lundin Mining Corporation
News Release

The following table highlights the production results for the third quarter 2007 and 2006 and for the nine-months periods 2007 and 2006.

	Three months ending		Nine months ending
	Sep 30, 2007	Sep. 30, 2006	Sep 30, 2007	Sep. 30, 2006
Mined Ore (tonnes)
Neves-Corvo Copper	544,775	465,000	1,599,067	1,441,200
Neves-Corvo Zinc	95,837	68,100	295,880	74,500
Neves-Corvo Total	640,612	533,100	1,894,947	1,515,700
Zinkgruvan	174,214	183,003	616,975	547,300
Galmoy	111,226	157,263	319,413	446,481
Storliden	53,365	85,400	209,363	258,200
Aguablanca	438,012	319,020	1,286,980	1,066,064
Total	1,417,429	1,277,786	4,327,678	3,833,745

Milled Ore (tonnes)
Neves-Corvo Copper	539,508	462,996	1,603,387	1,472,866
Neves-Corvo Zinc	98,133	76,124	291,919	76,124
Neves-Corvo Total	637,642	539,121	1,895,307	1,548,991
Zinkgruvan	171,453	188,169	637,611	561,636
Galmoy	104,709	154,625	321,140	456,506
Storliden	56,193	107,920	196,778	269,775
Aguablanca	433,178	374,963	1,262,852	1,049,374
Total	1,403,175	1,364,798	4,313,688	3,886,282

Head Grade (%)
Copper
Neves-Corvo	4.5%	4.5%	4.7%	4.6%
Storliden	1.1%	3.1%	1.8%	3.5%
Aguablanca	0.4%	0.5%	0.4%	0.5%
Zinc
Neves-Corvo	7.9%	8.0%	7.9%	8.0%
Zinkgruvan	10.4%	8.8%	8.5%	10.7%
Galmoy	13.8%	13.0%	13.1%	12.3%
Storliden	3.7%	8.5%	6.3%	9.1%
Lead
Zinkgruvan	4.4%	4.4%	4.6%	4.7%
Galmoy	4.1%	3.2%	3.5%	3.5%
Nickel
Aguablanca	0.5%	0.6%	0.5%	0.6%

Lundin Mining Corporation
News Release

	Three months ending		Nine months ending
	Sep 30, 2007	Sep. 30, 2006	Sep 30, 2007	Sep. 30, 2006
Recovery (%)
Copper
Neves-Corvo	84.1%	87.6%	85.9%	88.9%
Storliden	90.7%	90.7%	91.2%	91.4%
Aguablanca	92.0%	88.2%	91.3%	90.1%
Zinc
Neves-Corvo	75.9%	50.2%	78.2%	50.2%
Zinkgruvan	94.2%	92.4%	94.0%	93.8%
Galmoy	82.3%	83.5%	82.2%	82.0%
Storliden	88.9%	89.5%	91.8%	90.5%
Lead
Zinkgruvan	87.8%	88.6%	88.1%	88.1%
Galmoy	76.9%	68.9%	74.0%	66.2%
Nickel
Aguablanca	76.9%	68.0%	75.7%	72.1%

Concentrate Grade (%)
Copper
Neves-Corvo	22.7%	24.7%	22.9%	24.7%
Storliden	28.8%	29.4%	29.1%	29.4%
Aguablanca	6.8%	7.0%	6.9%	6.8%
Zinc
Neves-Corvo	49.2%	47.8%	49.1%	47.8%
Zinkgruvan	55.4%	53.1%	54.2%	54.0%
Galmoy	52.1%	51.2%	52.0%	51.5%
Storliden	56.0%	54.8%	55.0%	54.6%
Lead
Zinkgruvan	74.0%	74.7%	76.0%	75.1%
Galmoy	67.3%	65.5%	65.5%	63.3%
Nickel
Aguablanca	7.1%	6.4%	7.2%	6.7%

Lundin Mining Corporation
News Release

	Three months ending		Nine months ending
	Sep 30, 2007	Sep. 30, 2006	Sep 30, 2007	Sep. 30, 2006
Metal contained in

Copper (tonnes)
Neves-Corvo	20,585	18,300	64,865	59,951
Storliden	550	3,046	3,248	8,499
Aguablanca	1,519	1,697	4,733	4,840
Total	22,654	23,043	72,846	73,290

Zinc (tonnes)
Neves-Corvo	5,904	3,018	18,145	3,018
Zinkgruvan	16,745	15,374	50,823	56,159
Galmoy	11,920	16,750	34,494	46,582
Storliden	1,823	8,220	11,374	22,096
Total	36,392	43,362	114,836	127,855

Lead (tonnes)
Zinkgruvan	6,630	7,373	25,937	23,197
Galmoy	3,276	3,376	8,253	10,457
Total	9,906	10,749	34,190	33,654

Nickel (tonnes)
Aguablanca	1,579	1,542	4,940	4,763

Silver (ounces)
Zinkgruvan	388,276	432,400	1,319,279	1,285,156
Galmoy	26,201	28,374	68,368	114,878
Neves-Corvo	211,287	153,278	635,650	494,591
Total	625,764	614,052	2,023,297	1,894,625

The Company plans to release the third quarter 2007 financials before the opening of trading on the 13th of November, and a conference call will be held on the 13th of November.

The technical contents of this release have been reviewed by João Carrêlo P.Eng. who is a Qualified Person pursuant to NI 43-101. Mr. Carrêlo is Executive Vice President and COO of Lundin Mining.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged internationally in the extraction, development, acquisition and discovery of base metal deposits. The company currently owns five operating mines, extracting copper, zinc, lead, nickel and silver: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, the Galmoy mine in Ireland and the recently acquired Aguablanca mine in Spain. A further mine, the Aljustrel mine in Portugal, is under development and will be brought into production in the fourth quarter 2007. In addition, Lundin Mining holds an extensive exploration portfolio, including interests in international ventures and development projects such as the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo, which is currently under construction and the Ozernoe zinc project under detailed feasibility study in Russia.

Lundin Mining Corporation
News Release

For further information, please contact:
João Carrêlo, Executive Vice President and COO, +44-1189657545
Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.